Room 4561

January 8, 2007

Mr. John McAdam
President and Chief Executive Officer
F5 Networks, Inc.
401 Elliott Avenue West
Seattle, WA 98119

      Re: **F5 Networks, Inc.**
             Form 10-K/A for the Fiscal Year Ended September 30, 2005
             Filed December 12, 2006
             File No. 000-26041

Dear Mr. McAdam:

We have reviewed your response letter dated October 18, 2006 and the above referenced filing and have the following additional comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended September 30, 2005

1.   We note that you have amended your Form 10-K for the year ended September 30, 2005 and the Form 10-Q's for the quarters ended December 31, 2005 and March 31, 2006. Please explain to us how you concluded that these were the only reports that should be amended as a result of the errors identified in your stock option accounting in the years 1999 through 2006. Describe your assessment or evaluation of whether prior year Form 10-K and Form 10-Q filings should be amended to reflect the restatements.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief